QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Information contained in this discussion is given as of July 28, 2004, unless otherwise indicated.

Corporate Overview

        Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 15,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges. Noranda's goal is to deliver superior return to shareholders by owning, developing and efficiently managing integrated copper, nickel, zinc and aluminum operations.

Financial Summary

        The Company's functional and reporting currency was converted to U.S. dollars on July 1, 2003. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	($ millions, except per share data)
Results of operations
Revenues	1,694	1,112	3,347	2,168
Income generated by operating assets(1)	280	62	638	121
Net income (loss)	107	(10)	260	(50)
Net income (loss) per common share — diluted	$0.34	$(0.08)	$0.83	$(0.26)

Cash flow
Cash flow from operations	255	137	517	143
Capital Investments
Investment in growth projects	112	68	190	131
Sustaining capital expenditures	34	44	80	82

			June 30, 2004	Dec. 31, 2003
Financial position — as at
Cash, cash equivalents and short-term investments			628	630
Operating capital assets			4,873	4,765
Development projects			891	973
Total assets			8,685	8,328
Long-term debt			2,940	2,893
Shareholders' equity			2,802	2,597
Net-debt to equity ratio(2)			39%	43%

(1)
Defined as net income before interest, corporate and general administration, research, development and exploration, minority interest, taxes, restructuring costs and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it reflects the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

(2)
The "net debt to equity" measure is not defined under GAAP and can be reconciled as follows:

		June 30, 2004	Dec. 31, 2003
Long-term debt		2,940	2,893
Debt due within one year		174	431
Cash, cash equivalents and short-term investments		(628)	(630)

Net debt	(1)	2,486	2,694

Interests of other shareholders		1,056	919
Shareholders' equity		2,802	2,597

Stockholders' interests (equity)	(2)	3,858	3,516

Net debt plus equity	(3) = (1) + (2)	6,344	6,210

Net debt to equity ratio	(1) / (3)	39%	43%

Financial Profile

        Noranda's consolidated assets totaled $8.7 billion as at June 30, 2004 compared with $8.3 billion at the end of 2003. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects as well as increased inventory investment due to the rise in metal prices. Total revenues for the first half of 2004 totaled $3.3 billion compared to $2.2 billion in the same period of 2003. The increase was mainly due to higher metals prices and higher sales volumes.

CORPORATE DEVELOPMENTS

        In mid June, Noranda's Board of Directors announced that it had commenced a review of various opportunities of maximizing shareholder value after receiving several expressions of interest in the company from potential acquirors. The Company retained the services of CIBC World Markets as financial adviser and a special committee of Directors was established to oversee the review. The process is currently underway and no specific timetable has been set for its conclusion.

        On July 20, Noranda and its 50% partner, Century Aluminum, reached an agreement to purchase the Gramercy alumina refinery in Louisiana and a 49% interest in the St. Ann bauxite mine in Jamaica for $23 million, subject to certain closing adjustments. The transaction secures long-term supplies of raw materials for the Noranda primary smelter and provides the Company with the benefits of a fully-integrated aluminum business, from bauxite all the way through to value-added foil products. It also complements the continuing ramp-up of the recently-modernized aluminum foil business that is achieving production records quarter after quarter.

FINANCIAL RESULTS

        Net income was $107 million or $0.34 per basic and diluted common share for the three months ended June 30, 2004. This compares with a net loss of $10 million or $0.08 per common share in the same period of 2003. For the first half of 2004, net income amounted to $260 million or $0.83 per diluted common share. This compares with a net loss for the first half of 2003 of $50 million, or a loss of $0.26 per diluted common share.

        Earnings per share is calculated as follows:

	2nd Qtr		Six Months
	2004	2003	2004	2003
	(US$ millions, except per share information)
Net income (loss)	$107	(10)	$260	$(50)
Deduct
Preferred share dividends	5	9	10	12
Interest on convertible debentures	1	1	2	2

Income (loss) available to common shareholders — basic	$101	(20)	$248	$(64)

Dilutive effect of convertible debentures	1	—	3	—

Income (loss) available to common shareholders — diluted	$102	$(20)	$251	$(64)

Basic weighted average number of shares — 000s	296,249	243,080	295,922	242,302
Diluted weighted average number of shares — 000s	303,965	243,412	303,543	242,634

Basic earnings (loss) per common share	$0.34	$(0.08)	0.84	$(0.26)

Diluted earnings (loss) per common share	$0.34	$(0.08)	$0.83	$(0.26)

        For both the second quarter and first half of 2004, higher metal prices and increased sales volumes in the copper and nickel businesses were the main contributors to improved results. These were offset slightly by the effect of a stronger Canadian dollar on costs.

	Realized Six Months
Metal prices			Y-O-Y Change
	2004	2003
	(US$ per pound)
Copper	1.21	0.76	+59%
Nickel	6.32	3.85	+64%
Zinc	0.52	0.40	+30%
Aluminum	0.81	0.67	+21%
Lead	0.41	0.24	+71%

        Revenues were approximately 50% higher compared to the second quarter and first half of 2003. The increase was attributable to higher metal prices and increased copper, primary aluminum and aluminum foil sales volumes, as new capacity in these areas ramp-up to full production.

        The higher cost of operations in 2004 was attributable to the higher levels of operations at the Canadian copper facilities and the ramp-up of new production capacity in the Copper and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

        The cost to purchase raw materials was higher for both periods in 2004 compared to 2003 as a result of increased feed requirements at the expanded Altonorte smelter, full operations at the Canadian metallurgical facilities and higher metal prices which increased the cost to purchase third-party material.

REVIEW OF OPERATIONS

Copper

        The Copper business generated income from operating assets of $132 million in the second quarter, exceeding last year's comparable result of $39 million. Revenues for the quarter did not fully reflect the business's recently-expanded production capacity due to a build-up in inventories which are expected to be reduced in the third quarter. The average LME price for copper, excluding premiums, was $1.26 per pound for the quarter, almost 70% higher than the second quarter of 2003. The Company's integrated cost to produce a pound of copper in its Copper business was $0.33 per pound in the first half of 2004.

  •
  Mined production of 106,615 tonnes exceeded last year's level by 17%. All four mines recorded higher year-over-year output as mining activities at the Antamina mine extracted higher grade material, performance of the new Collahuasi concentrator exceeded expectations and the crusher expansion at Lomas Bayas achieved design capacity at the beginning of June.

  •
  At the Altonorte smelter, copper anode production of 67,242 tonnes was relatively unchanged year over year but sulphuric acid production increased almost 15%. Prices for sulphuric acid in South America strengthened further over the first quarter of 2004 with some reported spot market sales conducted at the $70 per tonne level.

  •
  Copper cathode production from the Canadian metallurgical facilities of 87,819 tonnes was negatively affected by the advanced annual shutdown of the Kidd Creek smelter to address a furnace cooling block failure. The smelter was back on line at the end of June and will recover most of the lost production in the third quarter of 2004.

  •
  In the second half of 2004, mine copper production is expected to exceed that of the first half and total 440,000 tonnes for the year, a 20% increase over 2003.

Nickel

        The Nickel business generated income from operating assets of $136 million for the quarter, an increase of more than 160% over the comparable period of 2003, while the average LME nickel price of $5.70 per pound was 50% higher, although it is lower than the first quarter, and current pricing. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.49 and $3.42, respectively.

  •
  Mined nickel production totaled 11,957 tonnes during the quarter compared to 13,754 in the second quarter of 2003. Lower tonnage, ore grades and the effects of the strike in the first quarter of 2004 contributed to the shortfall in output. The production ramp-up after the strike was completed as scheduled.

  •
  At the Sudbury smelter, nickel in matte production in the second quarter of 2004 was 14,532 tonnes compared to 15,833 tonnes in the same period of 2003. The smelter began an eight-week maintenance shutdown on June 14, 2004.

  •
  The Nikkelverk refinery produced 16,099 tonnes of refined nickel compared to 20,140 tonnes in the second quarter of 2003. The shortfall in production was attributable to lower shipments from the Sudbury smelter.

  •
  The 2004 forecasts are for 44,500 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

        The Zinc business generated income from operating assets of $10 million in the quarter compared to a loss of $28 million in 2003. Cash generated in these operations was $25 million for the three months and $45 million for the six-month period. The improved results were attributed to higher zinc and by-product prices as well as lower operating costs at the Bell-Allard mine. The LME zinc price averaged $0.47 per pound in the quarter and $0.48 for the first half of 2004. These compare with $0.35 for both the second quarter and first half of 2003. Noranda's cash cost to produce a pound of zinc was $0.33 per pound in the second quarter and first half of 2004.

  •
  Mined production totalled 94,051 tonnes of zinc metal. At the Brunswick operation, the mining plan focused on processing higher-grade lead ore to take advantage of the favourable market conditions.

  •
  The Brunswick Smelter produced 28,240 tonnes of lead metal surpassing last year's comparable production by over 20%. The seasonal shutdown of the operation commenced at the end of the quarter and operations are scheduled to restart in early September.

  •
  The estimated mine production for the full year of 2004 is unchanged at 370,000 tonnes of zinc metal.

Aluminum

        The Aluminum business generated income from operating assets of $24 million in the quarter up from $7 million reported in the second quarter of 2003. Contributing to the better results were improved production performance, increased sales volumes across all product lines, mid-west premiums which, are at a 7-year high and higher margins on value-added products. Partially offsetting these positives were higher year-over-year energy costs. The average LME aluminum price improved 22% year-over-year to average $0.76 for the quarter. Noranda's cash cost per pound of aluminum was $0.57 in the quarter and $0.58 for the first half of 2004.

  •
  The primary smelter increased shipments to 65,680 tonnes from 63,528 tonnes in the second quarter of 2003. Value-added product sales continues to grow and accounted for 85% of total shipments in the quarter and 81% for the first half of 2004 compared to 69% for the first half of 2003.

  •
  Shipments of foil products were up 25% over last year's second quarter to total 45,796 tonnes reflecting strong demand across all product lines. The market improvement coincides with the continuing ramp-up at the Huntingdon West plant.

  •
  For the full year of 2004, shipments of primary aluminum and foil products are expected to total 250,000 tonnes and 175,000 tonnes, respectively.

Integrated Operations

        As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its ore. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminum(1) (Smelting)
	Q2-04	Q2-03	Q2-04	Q2-03	Q2-04	Q2-03	Q2-04	Q2-03
	($ millions, except as noted)
Cost of operations, as reported	187	154	158	167	48	61	75	64
Non-mining costs	—	—	—	—	(12)	(18)	—	—
By-product and processing credits	(157)	(137)	(55)	(41)	(17)	(16)	(21)	(13)
Processing fee on sale of concentrates	31	27	—	—	32	26	—	—
Purchases of raw materials	—	—	—	—	—	—	26	21
Other operating and non-cash costs	29	29	14	(16)	8	7	2	2

Cash costs — net	90	73	117	110	59	60	82	74

Production — (000's lbs.)(2)	229,438	199,728	41,512	44,775	179,183	183,346	144,801	140,055
Cash cost per pound — $*	0.39	0.37	2.82	2.46	0.33	0.33	0.57	0.53

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q2-04 totals $110 (Q2-03 $96), which includes foil processing and other costs of $35 (2003 — $32).

(2)
Volumes as shown are based on production, except for Aluminum business which represent shipments of primary aluminum.

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of the custom feed ores varies with the prevailing price of the metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

New Production Capacity Under Development

        At Collahuasi, completion of the concentrator expansion was accomplished five weeks ahead of the July 1 schedule date. The ramp-up has exceeded expectations and design capacity throughput of 110,000 tonnes per day was reached in June. The Ujina-Rosario expansion project is on budget and essentially complete with only some of the infrastructure at the port facilities still pending. A conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing on schedule.

        Work at Kidd Creek Mine D is advancing as planned with first ore production expected in the second half of 2004 with continuous ramp-up during 2005 and 2006. Mine D will improve operational reliability and predictability and maintain the future mining rate at 2.4 million tonnes per year. The first ore from Mine D was hoisted in the new shaft on July 25.

        At the Montcalm nickel project in northern Ontario, engineering was completed at the end of June and mine development activities are well underway. The project remains on time and on budget, and will add 8,000 tonnes of nickel production per year beginning in 2005.

        Surface preparation and early shaft development are underway at the Nickel Rim South project. The five-year, $368-million development program is expected to deliver initial production in 2008 with a further $185 million required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

        At the Kabanga nickel project in Tanzania, joint-venture documentation on the previously announced transaction moved towards completion slated for the third quarter.

Selected Financial Data

Summary of Yearly Results (2003 to 2001)

	Year ended December 31,
(US$ millions, except per share data)
	2003	2002	2001
Revenues	4,657	3,873	3,978
Income (loss)	23	(414)	(68)
Basic net income (loss) per share	—	(1.79)	(0.34)
Diluted net income (loss) per share	—	(1.79)	(0.34)
Total assets	8,328	7,172	7,696
Long-term financial liabilities	2,893	3,014	2,764
Cash dividends declared
– common shares (Cdn)	0.64	0.80	0.80
– Preferred shares series F (Cdn)	1.17	1.04	1.36
– Preferred shares series G (Cdn)	1.53	1.53	0.25
– Preferred shares series H (Cdn)	1.25	—	—

        New production which has come on stream, inefficient-capacity shutdowns, staffing reductions and increased base metal prices have enabled Noranda to continue to report quarter-over-quarter improvements in revenues and earnings over the past 18 months.

Summary of Quarterly Results (2004 to 2002)

	March 31,			June 30,			September 30,		December 31,
(US$ millions, except per share data)
	2004	2003	2002	2004	2003	2002	2003	2002	2003	2002
Revenues	1,653	1,056	1,026	1,694	1,112	1,071	1,165	889	1,324	887
Income (loss)	153	(40)	1	107	(10)	37	18	(36)	55	(416)
Basic net income (loss) per share	0.50	(0.18)	(0.01)	0.34	(0.08)	0.14	0.04	(0.17)	0.18	(1.75)
Diluted net income (loss) per share	0.49	(0.18)	(0.01)	0.34	(0.08)	0.14	0.04	(0.17)	0.18	(1.75)

Liquidity and Capital Initiatives

        Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $295 million during the quarter and $645 million for the first six months of 2004. Cash, cash equivalents and short-term investments was relatively unchanged from year-end 2003 at $628 million as cash generated from the operations was utilized to repay $300 million of senior debentures in June 2004 and fund investments. Total debt was $3.1 billion at the end of the period. The net debt to capitalization ratio was reduced to 39% from 43% at year-end 2003. The Company currently has $0.8 billion of undrawn committed bank lines.

        Investments in new production capacity such as the Montcalm, Nickel Rim South and Koniambo nickel projects and the Collahuasi and Kidd Mine D copper projects totaled $112 million during the quarter and $190 million for the first six months. The Collahuasi project was completed and started commissioning during the quarter and the first phase of the Kidd Mine D is expected to be complete before the end of the year. For 2004, the Company's projected capital investment is $675 million, including $405 million in new production capacity. The major components of the capital investment program are shown in the following table:

		Capital Investment $ millions
Business	Growth Project
		2003	2004F
Copper	Altonorte smelter expansion	$15	$—
	Collahuasi mine — actual	$160	$85
	Kidd Mine D	$85	$115
Nickel	Nickel Rim South	$11	$75
	Montcalm	$13	$75
	Koniambo	$23	$55
Sustaining capital and other projects		$182	$270

Total capital investments		$489	$675

        F=Forecast

        Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

$ millions	Payments by year
Nature of obligation:	July to Dec. 2004	2005	2006	2007	2008	Thereafter	Total
Long term debt	136	530	346	234	212	1,643	3,101
Capital leases	1	1	1	1	1	8	13
Operating leases	16	28	23	19	15	31	132

Total	153	559	370	254	228	1,682	3,246

Market Review

        Copper:    LME copper prices averaged $1.26 per pound in the quarter as cumulative LME and COMEX stocks declined a further 186,618 tonnes to their lowest level in a decade, representing approximately 53 days of inventory. Prices receded in June from the March average peak of $1.41 per pound to average $1.22 as a result of reduced purchasing activity in Asia and position liquidation in some funds.

        Nickel:    LME nickel prices averaged $5.70 per pound in the second quarter as some weakness was experienced during April and May but rebounded strongly in June to average $6.14.

        Tight markets are anticipated for 2004 and 2005 as the synchronized global economic recovery bodes well for continued nickel demand. Some pressure has been taken off the market from greater scrap availability, some substitution and Chinese nickel destocking. On the positive side, stainless steel demand continues to be very strong and the high nickel alloy market is strengthening.

        Zinc:    In the second quarter, zinc prices retracted from the highs posted in early March to average $0.47 per pound and closed the quarter at just under $0.44 per pound. LME stocks increased during the period by 14,825 tonnes to 731,125 tonnes as previously unreported stocks held in private financing arrangements were delivered into LME warehouses.

        The economic recovery currently underway in Asia and North America is resulting in strong zinc demand levels from the automotive and construction sectors. Chinese exports of zinc metal to the end of May were lower by over 55% compared to the same period in the previous year due to reduced supply of imported zinc concentrates for custom smelting and strong domestic demand. Global zinc concentrate supply is expected to be unchanged in 2004, while smelter demand is increasing in response to the restart of some zinc smelting operations and continued capacity expansions in China. Most industry experts have identified the lack of significant new mine supply as the key feature to support an improved market outlook for zinc.

        Aluminum:    The current LME cash price of $0.80 per pound is up 10% and reported inventories are down nearly 400,000 tonnes since the beginning of the year. The U.S. Midwest delivery premium has remained over $0.07 per pound for the past four months.

        The U.S. economy continues to demonstrate strength and improving consumer sentiment. Order levels for extrusion billet are very robust with spot billet premium up $0.03 to $0.04 per pound. Demand for flat rolled products continues to be very strong. In China, high spot alumina costs and rising power costs have combined to constrain Chinese metal production.

Off Balance Sheet Arrangements

        Noranda does not have any unconsolidated affiliates. The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the second quarter of 2004 and 2003 are summarized as follows:

Quarter ended June 30, 2004:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	32	13	—	18	—
Noranda Income Fund	Trading activity	—	1	7	—	7
Antamina	Trading activity	—	—	34	—	27
Other Affiliates	Power Supply Contract	—	—	32	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Quarter ended June 30, 2003:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	14	12	—	9	—
Noranda Income Fund	Trading activity	—	2	15	1	6
Antamina	Trading activity	—	—	6	—	3
Other Affiliates	Power Supply Contract	—	—	10	—	—
Other Affiliates	Trading activity	—	—	3	—	—

Critical Accounting Estimates

        Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Noranda relate to our accounting for the following items:

  •
  Property, plant and equipment

  •
  The determination of mineral reserves

  •
  Impairment assessments of long-lived assets

  •
  Amortization of property, plant and equipment

    •
    Employee future benefits

    •
    Asset retirement obligations

    •
    The determination of taxes

Property, plant and equipment

        Included in Operating capital assets of $4.9 million at June 30, 2004, was a Property, plant and equipment carrying value of $4.5 million. This represents 52% of the book value of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves

        One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable ore reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment assessments of long-lived assets

        We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no impairment losses on long-lived assets recorded in 2003 and in 2004 to date. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

        In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment

        The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. Mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures are amortized over periods not exceeding the lives of the producing mines and properties.

        The most critical estimates which impact the above accounting policy is the estimated quantity of proven and probable mineral reserves which is the underlying basis for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits

        Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

        Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long-term.

        For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

        We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $8 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $9 million increase or decrease in the pension expense.

Asset retirement obligations

        As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of June 30, 2004 was $402 million.

        The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

        Critical estimates and judgement were made by management in the determination of the fair value of our obligation. Cash outflows to settle these obligations will be incurred during periods ranging from 1 to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period to period.

Income and mining taxes

        The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations

        Under the previous standard, costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the new standard, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose is recorded. Provisions recorded under the prior standard are reversed to retained earnings. The capital asset is depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation is accreted and charged to earnings. This standard is applied retroactively with restatement of prior years.

        As of January 1, 2003 the cumulative impact of the adoption of the standard was to decrease retained earnings by $27 million, increase capital assets by $70 million, increase the asset retirement obligation by $97 million, decrease future income taxes by $5 million and increase interest of other shareholders by $5 million. The adoption of the new standard reduced earnings by $1 million for the three and six months ended June 30, 2003 and reduced net income by $11 million for the year ended December 31, 2003.

Hedging relationships

        As of January 1, 2004 the Corporation adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Corporation's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on January 1, 2004 Noranda recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. Amortization of $3 and $6 million of this deferred gain was amortized into income during the quarter and six months ended June 30, 2004.

        The impact of this standard on our energy price positions was not material.

Financial Instruments and Other Instruments

        Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

        Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda hedges up to 50% of its current year Canadian dollar operating cost and 25% of the subsequent year.

        Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

$ millions	2004		2005 & beyond		Totals as at June 30, 2004
	Amount Cdn$	Rate	Amount Cdn$	Rate	Amount Cdn$	Rate	Unrealized Gain US$	YTD Realized Gain US$
Noranda	$103	1.5134	$236	1.5022	$339	1.5056	$28	$10
Falconbridge	$187	1.5052	$274	1.3835	$461	1.4304	$21	$28

Total	$290	1.5081	$510	1.4384	$800	1.4622	$49	$38

Commodity price exposure

        Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate management

        Noranda also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below:

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	400
Maturity (2006)	300
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	550
Fair value(2)	35

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at June 30, 2004 was $25 of which $19 related to the currency component of the swap and $6 related to the interest component.

(2)
Includes the fair value of $25 related to the cross currency interest rate swap discussed above.

QuickLinks

  EXHIBIT 99.2